

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

>   **Re: Bellevue Life Sciences Acquisition Corp.**
>   **Amendment No. 5 to Registration Statements on Form S-1**
>   **Filed January 20, 2023**
>   **File No. 333-264597**

Dear Kuk Hyoun Hwang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2022, letter.

Amendment No. 5 to Registration Statement on Form S-1

Risk Factors
If we seek stockholder approval of our initial business combination..., page 32

1.   We note your response to comment 1 of our letter. We note your representation that you will not vote the shares that are purchased. However, we note that compliance with the guidance and the rule has multiple aspects. We therefore reissue this part of the comment. Please confirm how you intend to comply with the requirements of Rule 14e-5 under the Exchange Act. We refer you to the Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

   You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc: Gary J. Kocher, Esq.